

UF 1-24-01

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OMB Number:	3235-0123
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UNITE[D STATES] 02005267
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 294-71

ANNUAL AUDITED RE[PORT]
FORM X-17A-5
PART III

RECEIVED JAN 03 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2000 (MM/DD/YY) AND ENDING 06/30/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Network 1 Financial Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Network 1 Financial Securities Inc., 2 Bridge Ave., Bldg. 2, Penthouse
(No. and Street)

Red Bank (City) NJ (State) 07001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William R. Hunt, Jr., (732) 758-9001
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED
FEB 0 1 2002
THOMSON FINANCIAL

Charles W. Knapp
(Name — If individual, state last, first, middle name)

14 Division St. (Address) Somerville (City) NJ (State) 08876 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECD S.E.C.
JAN 0 3 2002
555

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William R. Hunt Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Network 1 Financial Securities Inc, as of June 30, 2001, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

524540004	40538942	40544274	36646691
524524959			36646667
524510378	72411402	40544269	77038101
524052771			524517144
278532341	40545155	72614522	678617463
	339381520		



Signature

C.F.O.

Title



Notary Public

INGER E. HINRICHSEN
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 7/17/2002

Sworn to and subscribed before me this 5th day of Dec 19 2001

This report contains (check all applicable boxes):**

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NETWORK 1 FINANCIAL
SECURITIES, INC.
The Galleria • Building 2 • Penthouse
2 Bridge Avenue • Red Bank, New Jersey 07701-1106

December 5, 2001

Attn: Rosemarie Sherry – Field Supervisor
NASD Regulation, Inc.
District 9 – New Jersey
581 Main Street, 7th Floor
Woodbridge, NJ 07095

Dear Ms. Sherry:

As per your letter dated November 21, 2001 enclosed please find a corrected copy of the annual filing of audited financial statements per your request.

If you have any questions concerning this matter please feel free to contact me.
Thank you for your assistance.

Very truly yours,



William R. Hunt Jr.
Chief Financial Officer

cc: NASD-Rockville MD
SEC – New York
SEC – Washington, DC ✓



November 21, 2001

Mr. William R. Hunt, Jr.
Network 1 Financial Securities, Inc.
2 Bridge Avenue, Bldg. 2
Penthouse
Red Bank, NJ 07001

Dear Mr. Hunt:

This acknowledges receipt of Network 1 Financial Securities, Inc.'s June 30, 2001 annual filing of audited financial statements made pursuant to Securities Exchange Commission (SEC) Rule 17a-5(d). The report as submitted appears to contain the following deficiencies:

1. It was stated that there are no material differences between net capital computations. However, there is a difference in haircuts and thus, net capital of $158,454 or 16.9%.
2. The minimum net capital required is stated incorrectly as $688,454. The requirement should be $158, 456.

Therefore, your submission cannot be considered in compliance with the filing requirements of the Rule. The text of the Rule can be found on pages 8281 through 8295 of the Association's Manual. If you need assistance, I would suggest you review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, you are requested to furnish the aforementioned items no later than December 6, 2001. In addition, a copy must be sent to both the NASD in Rockville, MD, the SEC in New York, and the SEC in Washington, DC, along with a new completed Part III Facing Page, which is enclosed for your convenience.

Preventive compliance is an important area of NASD Regulation emphasis and, therefore, one purpose of our examiner program is to assist our members in understanding relevant rules and regulations. I hope that we have been of help in this respect. If you have any questions regarding this examination or any other matter, please contact Rosemarie Sherry, Field Supervisor, at (732) 596-2032.

Sincerely,



Stacey Pilpel Hoffmann
Staff Supervisor

/mg

enclosure

cc: Rosemarie Sherry, Field Supervisor

NETWORK 1 FINANCIAL SECURITIES, INC.

INDEPENDENT AUDITORS' REPORT
ON EXAMINATION OF
FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

June 30, 2001 and 2000

NETWORK 1 FINANCIAL SECURITIES, INC.
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

	PAGES
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS	1
FINANCIAL STATEMENTS:	
Balance Sheet	2A-B
Statement of Income	3
Statement of Changes in Shareholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-9
SUPPLEMENTAL DATA:	
Report of Supplemental Information	10
Computation of Net Capital Pursuant to Rule 15c3-1	11-12
Report on Internal Control	13-14

CHARLES W. KNAPP & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

14 DIVISION STREET
SOMERVILLE, NEW JERSEY 08876
908-722-1810

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of:

Network 1 Financial Securities, Inc.
The Galleria Building 2/PH
2 Bridge Avenue
Red Bank, New Jersey 07701

We have audited the balance sheet of Network 1 Financial Securities, Inc., as of June 30, 2001 and 2000, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Network 1 Financial Securities, Inc., as of June 30, 2001 and 2000, and the results of its operations and its cash flows for the above mentioned periods then ended, in conformity with generally accepted accounting principles.



Charles W. Knapp and Associates
August 24, 2001

NETWORK 1 FINANCIAL SECURITIES, INC.
BALANCE SHEET

As at June 30,

ASSETS:	2001	2000
CURRENT ASSETS		
Cash & equivalents	$ 794,938	$2,207,156
Commissions receivable	0	15,320
Marketable securities	3,209,272	5,308,527
Receivables - other	329,424	87,794
Advances on commissions	58,149	42,399
Prepaid expenses	15,992	14,092
Deferred expenses	10,400	26,000
Taxes receivable	218,100	0
TOTAL CURRENT ASSETS	4,636,275	7,701,288
Furniture, fixtures and equipment, net of accumulated depreciation of $141,804 in 2001 and $115,276 in 2000	46,723	63,229
Deposits - other	7,023	7,023
Notes receivable	90,500	116,500
Deferred taxes	57,700	0
Other assets	40,204	31,804
TOTAL ASSETS	$4,878,425	$7,919,844

The accompanying notes are an integral part of the financial statements.

NETWORK 1 FINANCIAL SECURITIES, INC.
BALANCE SHEET

As at June 30,

LIABILITIES AND SHAREHOLDERS' EQUITY:	2001	2000
LIABILITIES		
Accounts payable and accrued expenses	$ 140,917	$ 511,006
Commissions payable	2,224,070	4,077,198
Securities sold not yet purchased	216	109,229
Taxes payable	1,459	245,080
Other payables	10,400	26,000
Deferred income	0	60,000
TOTAL LIABILITIES	2,377,062	5,028,513
SHAREHOLDERS' EQUITY		
Preferred stock, $1.00 par value, 8% coupon, authorized 1,000,000 shares; issued and outstanding 215,000 shares in 2001 and 2000	215,000	215,000
Common stock, $.01 par value, authorized 10,000,000 shares; issued 1,591,430 outstanding 1,091,430 shares in 2001 and 2000	15,914	15,914
Class B stock, $.01 par value, authorized 500,000 shares non-voting ; issued 150,878 shares outstanding 140,528 shares in 2001 and 140,528 in 2000	1,509	1,509
Additional paid-in capital	556,112	556,112
Retained earnings	1,717,932	2,107,900
Less: Common stock in treasury at cost; 500,000 shares and Class B 10350 shares	(5,104)	(5,104)
TOTAL SHAREHOLDERS' EQUITY	2,501,363	2,891,331
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$4,878,425	$7,919,844

The accompanying notes are an integral part of the financial statements.

NETWORK 1 FINANCIAL SECURITIES, INC.
STATEMENT OF INCOME

For the years ended June 30,	2001	2000
REVENUES:		
Commissions and fees	$ 794,553	$12,272,384
OPERATING EXPENSES:		
Compensation	1,426,940	8,992,886
Fees	42,221	19,464
Licenses, registrations and clearing costs	723,511	498,909
Occupancy	114,742	98,534
Communications	317,205	283,239
Depreciation and amortization	26,529	23,842
Taxes	80,627	151,092
Advertising	86,116	75,814
Insurance	99,818	89,065
Professional fees	82,116	86,290
Office expenses	81,701	102,784
Travel and entertainment	49,871	79,944
Equipment rental	9,621	9,021
Repairs and maintenance	17,917	26,765
Contributions	0	2,440
TOTAL OPERATING EXPENSES	3,158,935	10,540,089
OPERATING INCOME (LOSS) FROM OPERATIONS	(2,364,382)	1,732,295
OTHER INCOME (EXPENSE):		
Interest and dividend income	435,814	254,429
Interest expense	(382,487)	(184,759)
Bad debt expense	(12,000)	(70,000)
Other income/(expense)	0	(34,849)
Recapture of accrued expense	1,699,487	0
TOTAL OTHER INCOME (EXPENSE)	1,740,814	(35,179)
INCOME (LOSS) BEFORE INCOME TAXES	(623,568)	1,697,116
PROVISION (BENEFIT) FOR INCOME TAXES	(250,800)	661,909
NET INCOME (LOSS)	(372,768)	1,035,207
DIVIDENDS ON PREFERRED STOCK	(17,200)	(55,091)
NET INCOME (LOSS)	$ (389,968)	$ 980,116

The accompanying notes are an integral part of the financial statements.

NETWORK 1 FINANCIAL SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the years ended June 30, 2001 and 2000

	PREFERRED STOCK		CLASS A COMMON STOCK		CLASS B COMMON STOCK		PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL EQUITY
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance at 6/30/99	215,000	$215,000	1,091,430	$10,914	146,528	$1,465	$571,052	$1,127,784	$1,926,215
Preferred Dividends Paid	0	0	0	0	0	0	0	(55,091)	(55,091)
Additional Paid in Capital	0	0	0	0	(6,000)	(60)	(14,940)	0	(15,000)
Net Income	0	0	0	0	0	0	0	1,035,207	1,035,207
Balance at 6/30/00	215,000	215,000	1,091,430	10,914	140,528	1,405	556,112	2,107,900	2,891,331
Preferred Dividends Paid	0	0	0	0	0	0	0	(17,200)	(17,200)
Net Loss	0	0	0	0	0	0	0	(372,768)	(372,768)
Balance at 6/30/01	215,000	$215,000	1,091,430	$10,914	140,528	$1,405	$556,112	$1,717,932	$2,501,363

The accompanying notes are an integral part of the financial statements.

NETWORK 1 FINANCIAL SECURITIES, INC.
STATEMENT OF CASH FLOWS

For the Years ended June 30,

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income/(Loss)	$ (372,768)	$1,035,207
Adjustments to net cash provided (used in) by operating activities:		
Depreciation	26,529	23,842
Bad debt on advances	12,000	70,000
Changes in operating assets & liabilities:		
Increase/(Decrease) in accounts payable and accrued expenses	(370,089)	276,108
(Increase)/Decrease other assets	5,300	(109,575)
(Increase)/Decrease tax receivable	(218,100)	0
(Increase)/Decrease deferred tax	(57,700)	0
Increase/(Decrease) commissions payable	(1,853,128)	2,241,336
Increase/(Decrease) taxes payable	(243,621)	(71,182)
Increase/(Decrease) Securities sold not yet purchased	(109,013)	48,435
Increase/(Decrease) other payables	(75,600)	(45,434)
(Increase)/Decrease receivables	15,320	399,028
(Increase)/Decrease commission advances	(27,750)	(62,921)
(Increase)/Decrease receivables from officers	(54,409)	15,000
(Increase)/Decrease marketable securities	2,099,255	(3,569,062)
NET CASH PROVIDED-OPERATING ACTIVITIES	(1,223,774)	250,782
CASH FLOWS FROM FINANCING ACTIVITIES		
Decrease/(Increase) note receivable	26,000	(26,500)
Preferred dividends paid	(17,200)	(55,091)
Redemption of company stock	0	(60)
Reduction of paid in capital	0	(14,940)
NET CASH PROVIDED BY FINANCING ACTIVITIES	8,800	(96,591)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of office equipment	(10,023)	(36,190)
Investment advances	(187,221)	0
NET CASH USED IN INVESTING ACTIVITIES	(197,244)	(36,190)
NET INCREASE IN CASH & EQUIVALENTS	(1,412,218)	118,001
CASH & EQUIVALENTS AT BEGINNING OF PERIOD	2,207,156	2,089,155
CASH & EQUIVALENTS AT END OF PERIOD	$ 794,938	$2,207,156

The accompanying notes are an integral part of the financial statements.

NETWORK 1 FINANCIAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

1. BUSINESS

Organization:
Network 1 Financial Securities, Inc. was organized as a Texas corporation on March 15, 1983 and is registered as a broker-dealer with the Securities and Exchange Commission (SEC), the State of Texas and various other states. It is an introducing broker-dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker. The Company is a member of the National Association of Securities Dealers, Inc., (NASD) and the Securities Investor Protection Corporation (SIPC).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:
The Company's policy is to use the accrual method of accounting and to prepare and present financial statements which conform to generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Furniture, Fixtures and Equipment:
Furniture, fixtures and equipment is stated at cost. Depreciation is provided using the straight-line method of depreciation over the estimated useful lives ranging from 5 to 7 years.

Income Tax:

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No 109, "accounting for Income Taxes" (SFAS No. 109). SFAS No. 109 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. SFAS No. 109 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets.

NETWORK 1 FINANCIAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

3. **NET CAPITAL REQUIREMENT**

Pursuant to the net capital provisions of Rule 15c3-1 of the SEC, the Company is required to maintain a minimum amount of net capital as defined under such provisions. At June 30, 2001, the Company had net capital before the haircut of $1,626,998 and $2,502,328 at June 30, 2000 with a minimum net capital requirement of $158,455 at June 30, 2001 and $327,952 at June 30, 2000. The ratio of aggregate indebtedness to net capital was 2.53 to one at June 30, 2001 and 4.05 to one at June 30, 2000.

The Company qualifies under the exemptive provisions of Rule 15c3-3 as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

4. **LEASING ARRANGEMENTS**

The Company leases its office space under a month-to-month leasing arrangement. Total rent expense under all operating leases amounted to $114,742 for the year ended June 30, 2001 and $98,584 for the year ended June 30, 2000.

5. **RELATED PARTY TRANSACTIONS**

The Company leases office space and equipment from a related company on a month to month arrangement. Total rental payments to the related company for 2001 were $132,685. The rental payments of $114,742 (see note #4)is included in the $132,685. Management of the Company states that the leases are based on the going rate for comparable space. The Company also pays consulting fees to a related company in the amount of $70,200 for the year 2001.

6. **COMMITMENTS AND CONTINGENCIES**

Litigation: There is one lawsuit pending as of August 15, 2001 in which, Network 1 Financial, the Plaintiff. The Company is suing for breach of contract relating to an initial public offering. No assurance as to the outcome of this matter can be given, however there would not be a material adverse affect on the Company's business.

NETWORK 1 FINANCIAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

7. SHAREHOLDERS' EQUITY

Preferred Stock:
From September 1, 1993 to June 30, 1993, the Company issued 215,000 shares of preferred stock in exchange for proceeds of $215,000. The stock has a par value of $1.00 per share. The stockholders have a right to receive dividends equivalent to 8%. The stock is non-cumulative and does not have voting rights.

Common Stock-Class A:
The Company issued 1,581,430 shares of common stock, par value $.01, to three founders of the Company for proceeds of $15,814. In January, 1994, the Company issued an additional 10,000 shares of common stock, par value .01, for proceeds of $100. All common stock outstanding has full voting rights. Dividend and liquidation rights of the common stock are subordinate to those of preferred stock.

Common Stock-Class B:
From December 30, 1994 to June 30, 1995, the Company issued 136,528 shares of Class B non-voting common stock, par value $.01, for consideration of $73,550 allocated as follows: $1,365 common stock and the remainder $72,185 to paid-in-capital. The Company issued an additional 14,350 shares for consideration of $45,000 allocated as follows: $144 common stock and the remainder $44,856 to paid-in-capital.

Warrants:
On October 5, 1998 the company issued warrants to its' officers to purchase a total of 200,000 shares of Class A Common Stock of Network 1 Financial Securities, Inc. at an exercise price of $2.00 per share at any time during the four year period commencing October 5, 1998 and expiring October 22, 2002.

Treasury Stock:
On August 19, 1992, the Company repurchased 500,000 shares of common stock from a former officer of the Company at the issue price of $.01 per share.

On November 11, 1997, the Company repurchased 4350 shares of common stock-Class B at the issue price of $.01 per share. On October 15, 1999 repurchased additional 6000 at the issue price of $.01 per share.

Pension Plans The Company has a 401K plan covering substantially all of its employees. The plan provides for a discretionary annual contribution, and is allocated in proportion to compensation. In addition, each participant may elect to contribute to the plan by way of a salary reduction arrangement. An employee becomes fully vested upon completion of six years of qualifying service. A participant is always 100% vested in his own contribution.

NETWORK 1 FINANCIAL SECURITIES, INC.
SUPPLEMENTAL DATA

CHARLES W. KNAPP & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

14 DIVISION STREET
SOMERVILLE, NEW JERSEY 08876
908-722-1810

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

Required by SEC Regulation T Reg 240.17a-5 (e) (4) (iii)

To the Board of Directors of:

Network 1 Financial Securities, Inc.
The Galleria Building 2/PH
2 Bridge Avenue
Red Bank, NJ 07701-1333

We have audited the financial statements of Network 1 Financial Securities, Inc. for the years ended June 30, 2001 and 2000, and have issued our report thereon dated August 24, 2001. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Charles W. Knapp and Associates
August 24, 2001

NETWORK 1 FINANCIAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

As at June 30,

	2001	2000
Shareholders' equity	$2,501,363	$2,891,331
Deductions and/or charges		
Non-allowable assets:		
Furniture, fixtures & equipment, net	46,723	63,229
Receivables	488,473	272,693
Deposits	7,023	7,023
Other Assets	40,354	31,966
Prepaid Expenses	15,992	14,092
Deferred Taxes	275,800	0
Total Non-allowable Assets	874,365	389,003
Net Capital Before Haircut	1,626,998	2,502,328
Less: Haircut	688,885	1,288,078
Net Capital	$ 938,113	$1,214,250
AGGREGATE INDEBTEDNESS		
Liabilities included in statement of financial condition		
Accounts payable and accrued expenses	$ 140,917	$ 511,006
Commissions payable	2,224,070	4,077,198
Taxes payable	1,459	245,080
Other payables	10,400	26,000
Deferred income	0	60,000
Total Aggregate Indebtedness	$2,376,846	$4,919,284
NET CAPITAL REQUIREMENT		
Minimum net capital required:	$ 158,455	$ 327,952
Net Capital in excess of requirement	$ 779,658	$ 886,298
Ratio of aggregate indebtedness to net capital	2.53 to 1	4.05 to 1

STATEMENT PURSUANT TO PARAGRAPH (d) (4) of rule 17A-5

There are no material differences between this computation of net capital and the corresponding computation prepared by Network 1 Financial Securities, Inc., and included in the Company's unaudited Part II FOCUS filing as of the same date.

Report on Material Inadequacies

Statement Pursuant to Paragraph (J) of Rule 17A-5

No material inadequacies were found during our audit for the years ended June 30, 2001 and 2000.

NETWORK 1 FINANCIAL SECURITIES, INC.

INDEPENDENT AUDITORS' REPORT

ON INTERNAL CONTROL

June 30, 2001

CHARLES W. KNAPP & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

14 DIVISION STREET
SOMERVILLE, NEW JERSEY 08876
908-722-1810

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Network 1 Financial Securities, Inc., in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3 (the Company was in compliance with the conditions of the exemption, and no facts came to our attention to indicate that the exemption had not been complied with during the period). We did not review the practices and procedures followed by the Company (I) in making the quarterly securities examination, counts, verifications, and comparison and the recordation of differences required by Rule 17a-13 or (ii) in complying with requirements for prompt payment for securities in Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph

and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Network 1 Financial Securities, Inc. taken as a whole. However, our study and evaluation discloses no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulation, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at June 30, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.



Charles W. Knapp and Associates
August 24, 2001